Contact

www.linkedin.com/in/phil-atkinson-4b6160223 (LinkedIn)

Phil Atkinson

President & COO at WFn Holdings, Inc.
Bolton, Massachusetts, United States

Experience

WFn Holdings, Inc.

26 years

President & COO
March 2021 - Present (4 years 10 months)

WFn Holdings, Inc. (aka WeatherFlow Networks) owns and operates the largest industrial grade private mesoscale observing network (mesonet) in the world. Our mission is to provide relevant, actionable weather data to commercial and government organizations so they can make better decisions to save time and money, and increase safety.

Chief Information Officer and Chief Operating Officer
January 2012 - March 2021 (9 years 3 months)

General Manager and Chief Operating Officer
January 2000 - January 2012 (12 years 1 month)

WeatherFlow-Tempest, Inc.

Director
January 2019 - Present (7 years)
Santa Cruz, California, United States

Education

Harvard University

Massachusetts Institute of Technology